

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2013

Via Email
Mr. Jonny Jones
Chairman of the Board and Chief Executive Officer
Jones Energy, Inc.
807 Las Cimas Parkway, Suite 350
Austin, Texas 78746

Re: **Jones Energy, Inc.**
 Registration Statement on Form S-1
 Filed May 28, 2013
 Amendment No. 1 to Registration Statement on Form S-1
 Filed June 7, 2013
 File No. 333-188896

Dear Mr. Jones:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Risk Factors, page 22

If we do not fulfill our obligation to drill minimum numbers…., page 27

1. You disclose that if you do not meet your obligation to drill 20 additional wells prior to October 31, 2013, or are unable to obtain an extension or negotiate an amendment to your Southridge agreement, you will lose the right to develop approximately 8,320 gross (3,410 net) acres in the Woodford shale formation, including approximately 15.5 MMBoe of proved undeveloped reserves attributable to such acreage. Here, as well in the Asset Overview on the Inside Cover Page and under "Estimated Proved Reserves" on page 109 and "Acreage Summary" on page 113, quantify, on a percentage basis, the gross and net

acreage and proved reserves attributable to such acreage that you will lose the right to develop.

Selected historical and unaudited pro forma consolidated financial data, page 64

Non-GAAP financial measure, page 66

2.   We note your response to comment 3 from our letter dated May 23, 2013 stating that you compute realized gains as "...the difference between the contract/strike price and the settlement price," also clarifying that these measures "...do not reflect only the change in fair value of settled contracts that occurred during the reporting period." The description you provide indicates your measures of realized gains do not conform with FASB ASC 815-10-35-2. We would like to understand how your approach of reporting realized gains and losses in this manner and also apparently limiting the measures to "contracts for which the production period is within the reporting period" compares to the measures required under GAAP.

If the overall gain or loss on commodity derivatives reported in your financial statements reflects the change in fair value of all such instruments through the date of settlement or the end of each period, as applicable, then we would also like to know how you are presenting the difference between the current period change in fair value on settled instruments and the differences between the contract/strike price and settlement prices mentioned in your reply.

Please also explain the differences apparent between the realized gains reported on page 76 for each period and the corresponding measures in the investing section of your Statements of Cash Flows on pages F-15 and F-40; and tell us your rationale for the investing rather than operating characterization.

Management's discussion and analysis of financial condition and results of operations, page 70

Factors that significantly affect our results of operations, page 70

3.   We note your disclosures on pages 27 and 72 indicating that you may not meet your obligation to drill the minimum number of wells specified in the Southridge agreement because you have focused your efforts on other locations where you believe there are drilling opportunities with better economics and therefore, absent an extension, you may lose the right to continue to develop acres, and your interests in proved undeveloped reserves. You appear to describe circumstances having greater uncertainty of future development and production than would satisfy the *reasonable certainty* criteria necessary to appropriately claim proved reserves, as defined in Rule 4-10(a)(22) and (31) of Regulation S-X. Please revise your accounting and disclosure as necessary to conform with this guidance. If you believe that you are able to demonstrate compliance, explain your rational to us, tell us the amounts you have capitalized for these properties, and explain to us why you believe an impairment in value was not evident as of year-end and

at March 31, 2013, in connection with the possible loss of proved undeveloped reserves and other acreage. Please expand your disclosure to discuss and quantify any reasonably possible impairment.

Certain relationship and related party transactions, page 138

4.   You disclose that if the cumulative amount of federal, state and local taxes payable by you exceeds the amount of the tax distribution to you, JEH LLC will make a loan to you to cover that shortfall. Please disclose the expected parameters of such loans, including any expected interest rate.

Description of Capital Stock, page 145

Class B Common Stock, page 145

5.   In response to comment 7 from our letter dated May 23, 2013, we note that you revised of your disclosure. It appears that holders of Class B common stock do not have a right to receive cash dividends to the same extent as holders of Class A common stock, but that holders of Class B common stock have the right to receive dividends of Class B common stock, and Class A common stock. Please explain to us when you would issue such dividends to Class B common stockholders, and the ramification of such an issuance. In preparing your response, please consider the following:

- With regards to the dividends of the Class B common stock, it is our understanding that as part of this offering, JEH LLC units and same number of Class B common stock will be issued to the existing owners. JEH LLC Units and Class B common stock will then be exchangeable one-for-one into Class A common stock. When a JEH LLC Unit is exchanged for a share of Class A common stock, a share of Class B common stock held by the existing owners will be cancelled. Explain how any issuance of a dividend of Class B common stock would interplay with this process, as it was our understanding that through the exchange rights, the number of Class B common stock outstanding would always equal the number of JEH LLC units held by the existing owners.

- With regards to the dividends of Class A common stock, on the same terms as is simultaneously paid to the holders of Class A common stock, then through that it appears possible to vest the existing owners, as holders of Class B common stock, with economic rights in Jones Energy, Inc., other than through the exchange of JEH LLC Units for Class A common stock. Please advise if that is correct.

Financial Statements

General

6.   Please revise your presentation of financial information throughout your filing as necessary to order columnar information by period consistently from left to right to comply with SAB Topic 11:E. For example, the summary data on pages 17 through 21, 65 through 69, and 76 is shown with earlier periods on the left, while your financial statements have the earlier periods on the right.

Unaudited pro forma condensed consolidated financial statements, page F-2

7.   We have read your responses to comments 8 and 9 from our letter dated May 23, 2013, explaining that you do not believe pro forma financial information related to the Exchange Agreement and Tax Receivable Agreement would be helpful because an exchange is not contemplated nor permitted for a period of 180 days subsequent to the offering, although you acknowledge that a full exchange of JEH LLC Units would have a significant impact on your pro forma results, the lock-up period may be waived, and liability under the arrangement will arise to the extent underwriters exercise their option to purchase additional Class A shares because you would utilize the proceeds to acquire an equivalent number of JEH LLC Units.

Given that your Exchange Agreement and Tax Receivable Agreement arise in conjunction with your offering, you should regard the financial implications of provisions within these arrangements as directly attributable to the transaction in formulating the disclosures that are required to comply with Rules 11-02(b)(5), (6) and (8) of Regulation S-X. Since you are unable to conclude that exchange is not possible within twelve months of your offering, further disclosure will be necessary. The objective expressed in Rule 11-02(a) of Regulation S-X, and the guidance mentioned above, requires pro forma information based on assumptions that are pertinent to illustrate the possible scope of the change in your historical financial position and results of operations. When there are a range of possibilities, multiple pro forma presentations are often an effective way to accomplish this disclosure objective. However, if you believe that you are able to illustrate the effects of a possible exchange of the JEH LLC Units in a narrative, we will consider your request. In either case, you will need to include disclosure along with your pro forma information of these provisions and possibilities, along with quantification of the effects that may arise under a full exchange, including liability based on your pro forma results, and liability assuming termination.

Please ensure that your narrative accurately expresses your view about the likelihood and extent of an exchange of the JEH LLC Units, and provide any additional details that you believe are necessary to fairly inform investors on the financial implications of the possibilities under these arrangements.

Closing Comments

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

  You may contact Michael Fay at (202) 551-3812 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters or Ronald Winfrey at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, me at (202) 551-3745 with any other questions.

          Sincerely,

          /s/H. Roger Schwall

          H. Roger Schwall
          Assistant Director

cc: Mollie Duckworth
        Baker Botts L.L.P.